FILED BY OHR PHARMACEUTICAL, INC. PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 AND DEEMED FILED PURSUANT TO RULE 14a-12 UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: OHR PHARMACEUTICAL, INC COMMISSION FILE NO. 001-35963 DATE: JULY 2, 2019

Ohr Pharmaceutical, Inc., a Delaware corporation (the “Company”), is filing definitive additional materials contained in this Schedule 14A with the U.S. Securities and Exchange Commission (“SEC”) in connection with its solicitation of proxies from its stockholders to vote their shares of the Company’s common stock at the Company’s Special Meeting of Stockholders scheduled to be held on July 10, 2019 (the “Special Meeting”) or at any adjournment or postponement of the Special Meeting.

Voting Reminder Letter

Attached hereto is a letter that the Company is first mailing to stockholders on or about June 28, 2019 in which the Company reminds stockholders to vote their shares of the Company’s common stock, par value $0.0001 per share, in connection with the Special Meeting.

Additional Information about the Merger and Where to Find It

In connection with the Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), dated January 2, 2019, by and among the Company, Ohr Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of the Company (“Merger Sub”), and NeuBase Therapeutics, Inc., a Delaware corporation (“NeuBase”), pursuant to which, among other things, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into NeuBase, with NeuBase becoming a wholly-owned subsidiary of the Company and the surviving corporation of the merger (the “Merger”), the Company has filed, relevant definitive materials with the SEC, including a registration statement on Form S-4 that contains a joint proxy statement/prospectus. Investors and security holders of the Company and NeuBase are urged to read these materials because they contain important information about the Company, NeuBase and the Merger. The joint proxy statement/prospectus, and other relevant materials, and any other documents filed by the Company with the SEC, may be obtained free of charge at the SEC web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by the Company by directing a written request to: Ohr Pharmaceutical, Inc., 800 Third Avenue, 11th Floor, New York, NY, Attention: Corporate Secretary. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials before making any voting or investment decision with respect to the Merger.

This definitive additional materials contained in this Schedule 14A shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Participants in the Solicitation

The Company and its directors and executive officers and NeuBase and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of the Company in connection with the Merger. Information regarding the special interests of these directors and executive officers in the Merger will be included in the joint proxy statement/prospectus referred to above. Additional information regarding the directors and executive officers of the Company is included in the Company’s Annual Report on Form 10-K for the year ended September 30, 2018 and the proxy statement for the Company’s 2018 Annual Meeting of Stockholders. These documents are available free of charge at the SEC web site (www.sec.gov) and from the Company, Attn: Corporate Secretary, at the address described above.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995:

This definitive additional materials on Schedule 14A contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act. These forward-looking statements include, among other things, statements regarding the structure, timing and completion of the proposed Merger; the combined company’s listing on Nasdaq upon the closing of the proposed Merger; the financial position and cash balance of the combined company; expectations regarding ownership structure of the combined company; expectations regarding an issuance and sale of securities or other financing by NeuBase and the expected proceeds thereof, the future operations of the combined company and its ability to successfully initiate and complete clinical trials and achieve regulatory milestones; the nature, strategy and focus of the combined company; the development and commercial potential and potential benefits of any product candidates of the combined company; that the proposed Merger will close and will enable the combined company to participate in the possible success of the combined company’s product candidates; that the product candidates have the potential to address critical unmet needs of patients with serious diseases and conditions; and the executive and board structure of the combined company. These forward-looking statements are distinguished by use of words such as “will,” “would,” “anticipate,” “expect,” “believe,” “designed,” “plan,” or “intend,” the negative of these terms, and similar references to future periods. These views involve risks and uncertainties that are difficult to predict and, accordingly, the Company’s actual results may differ materially from the results discussed in the Company’s forward-looking statements. The Company’s forward-looking statements contained herein speak only as of the date of this definitive additional materials on Schedule 14A. Factors or events that the Company cannot predict, including those described in the risk factors contained in the Company’s filings with the SEC, may cause the Company’s actual results to differ from those expressed in forward-looking statements. The Company and the combined company may not actually achieve the plans, carry out the intentions or meet the expectations or projections disclosed in the forward-looking statements, and you should not place undue reliance on these forward-looking statements. Because such statements deal with future events and are based on the Company’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of the Company or the combined company could differ materially from those described in or implied by the statements in this definitive additional materials on Schedule 14A, including: the risk that the conditions to the closing of the transaction are not satisfied, including the failure to timely or at all obtain stockholder approval for the transaction; uncertainties as to the timing of the consummation of the transaction and the ability of each of the Company and NeuBase to consummate the transaction; risks related to the combined company’s ability to correctly manage its operating expenses and its expenses; risks related to the market price of the Company’s common stock relative to the exchange ratio; unexpected costs, charges or expenses resulting from the transaction; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed Merger transaction; the combined company’s plans to develop and commercialize its product candidates, including NT0100 and NT0200; the timing of initiation of the combined company’s planned clinical trials; the timing of the availability of data from the combined company’s clinical trials; the timing of any planned investigational new drug application or new drug application; the combined company’s plans to research, develop and commercialize its current and future product candidates; the clinical utility, potential benefits and market acceptance of the combined company’s product candidates; the combined company’s commercialization, marketing and manufacturing capabilities and strategy; the combined company’s ability to protect its intellectual property position; and the requirement for additional capital to continue to advance these product candidates, which may not be available on favorable terms or at all, as well as those risks discussed under the heading “Risk Factors” in the Company’s most recent Annual Report on Form 10-K. Except as otherwise required by law, the Company disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

***YOUR IMMEDIATE ACTION IS REQUESTED***

Please Vote Today for the July 10th Special Meeting

June 28, 2019

Dear Ohr Pharmaceutical Inc. Stockholder:

We recently mailed to you proxy materials for the Special Meeting of Ohr Pharmaceutical, Inc., scheduled to be held on July 10, 2019. You are receiving this reminder letter because your votes were not yet processed at the time that this letter was mailed. If you have already voted, we would like to thank you for your vote.

Regardless of how many shares you own, your vote is extremely important. Your company needs your participation. Your board of directors unanimously recommends that stockholders vote FOR all of the proposals in connection with the proposed merger with NeuBase Therapeutics, Inc.

The proposals are fully discussed in the proxy materials which you should have already received.

Since time is short before the Special Meeting, we request that you vote your shares by Internet www.proxyvote.com or telephone (1-800-454-8683). You will need your Control Number, which appears on the enclosed Voting Instruction Form. If you have any questions, please call our proxy solicitor, Morrow Sodali Global, toll free at 800-662-5200.

Time is Short, Please Vote Your Shares Today!

Please vote each and every voting instruction form you receive since you may hold shares in multiple accounts.

Thank you for voting.

If you have questions or need assistance voting your shares, you should contact:

Brokers call collect: (203) 658-9400

Stockholders call toll free: (800) 662-5200

Sincerely,

Jason S. Slakter,

Chief Executive Officer, Ohr Pharmaceutical, Inc.